Form SBSE-A Amendment

Filing Date: February 11, 2025

Summary of Changes:

1. Updated Schedule A, Record 11: Michelle Hinchliffe's start date to remain consistent with internal documentation.
2. Updated MBL 7R new DMP added for Macquarie Bank Limited, resolved 01/2025.